Exhibit 99.1

Tiziana Life Sciences Hosting Key Opinion Leader Virtual Event to Discuss the Intranasal Delivery of Foralumab in Multiple Sclerosis

Monday, March 14th @ 11 am ET, registration details below

NEW YORK, March 11, 2022 – Tiziana Life Sciences Ltd (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, announced today that it will host a virtual Key Opinion Leader (KOL) webinar event, “Foralumab Clinical Update in Multiple Sclerosis: A Landmark Study with Intranasal Immunotherapy” on Monday, March 14, 2022 at 11:00 am Eastern Time.

This webinar will feature presentations to discuss clinical data and importance of intranasal immunotherapy with foralumab in neurodegenerative diseases. Prof. Howard Weiner, MD, from Harvard Medical School, Prof. Tanuja Chitnis, MD, from Massachusetts General Hospital, Prof. Tarun Singhal, MD, from Brigham and Women’s Hospital and Prof. Lawrence Steinman, MD, from Stanford Medicine will discuss the current treatment landscape in inflammatory neurodegenerative disease and the potential of new, locally acting immunotherapies capable of crossing the blood-brain barrier, which poses a unique challenge for drug delivery to the central nervous system. As part of the discussion, the KOLs will discuss clinical data related to intranasal foralumab in multiple sclerosis that Tiziana reported on March 10, 2022.

Tiziana is currently evaluating an innovative and proprietary formulation of foralumab, a fully human anti-CD3 monoclonal antibody for intranasal administration to treat Secondary Progressive Multiple Sclerosis (SPMS), and recently announced positive clinical data from SPMS patient treated for six months with intranasally administered foralumab.

A live question and answer session will follow. To register for the event and pre-submit any questions for management or the KOLs, please click here.

About the KOLs

Howard L. Weiner, MD, is the Robert L. Kroc Professor of Neurology at the Harvard Medical School, Director and Founder of the Partners Multiple Sclerosis Center and Co-Director of the Center for Neurologic Diseases at the Brigham & Women’s Hospital. Dr. Weiner established the Partners Multiple Sclerosis Center at Brigham & Women’s Hospital in 2000 which combines clinical evaluation, MRI imaging and immune monitoring and is the first integrated MS center that brings these disciplines to the individual care of the MS patient. Dr. Weiner has pioneered the use of immunotherapy and the drug cyclophosphamide for the treatment of multiple sclerosis and has investigated immune abnormalities in the disease including the role of the innate immune system and regulatory T cells. He has also pioneered the use of the mucosal immune system for the treatment of autoimmune and other diseases, including ALS, Huntington’s disease, and stroke. Based on his work vaccines are being tested in multiple sclerosis, diabetes, and most recently in Alzheimer’s disease. He is also developing new therapeutic options for Neuromyelitis Optica (NMO).

Dr. Weiner is the author of “Curing MS: How Science is Solving the Mystery of Multiple Sclerosis” that chronicles the history of MS, his 30+ years in the research and clinical treatment of MS, and details his “21 point hypothesis” on the etiology and treatment of multiple sclerosis. In 2004 Harvard Medical School honored Dr. Weiner with the establishment of the Howard L. Weiner Professor of Neurology Endowed Chair.

Tanuja Chitnis, MD, is the Director of the Mass General Brigham Pediatric MS Center at the Mass General Hospital for Children. She also sees adult patients with MS at the Brigham and Women’s Hospital. She completed her medical training at the University of Toronto Medical School, her Neurology residency in Philadelphia, and a fellowship in Multiple Sclerosis and Neuroimmunology at the Brigham and Women’s Hospital, Harvard Medical School. Dr. Chitnis has had a longstanding interest in Pediatric MS. She is the Chair of the International Pediatric MS Workgroup, and has written many publications and reviews related to multiple sclerosis. She is actively involved in several research projects to help to better understand and treat MS in children.

Tarun Singhal, MD is the Director of PET Imaging Program in Neurologic Diseases at the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital and an Assistant Professor of Neurology at Harvard Medical School and in Boston, MA. Dr. Singhal completed his medical school at All India Institute of Medical Sciences and completed a nuclear medicine residency in India prior to coming to USA in 2006. He completed a post doctoral fellowship at Yale PET Center and Kettering PET center followed by neurology and nuclear medicine residency and fellowships at Harvard. He is board certified in neurology and nuclear medicine and on the Harvard faculty since 2014. Dr. Singhal has led several molecular imaging projects in the neuroscience field, including work on [C-11]Methionine PET in brain tumors, Norepinephrine Transporter imaging of the central nervous system, and now more recently neuroinflammation PET imaging in multiple sclerosis and related disorders. Dr. Singhal maintains an active clinical practice of seeing MS patients in addition to leading the PET Imaging program in Neurologic Diseases at Brigham and Women’s Hospital.

Lawrence Steinman, MD is a professor of Neurology and Neurological Sciences, Pediatrics, and Genetics. He also served as the Chair of the Stanford University Interdepartmental Program in Immunology from 2003-2011.

Dr. Steinman’s research focuses on what provokes relapses and remission in multiple sclerosis (MS), the nature of the molecules that serve as a brake on the brain inflammation, and the quest for a tolerizing vaccine for autoimmune diseases like type 1 diabetes and neuromyelitis optica. He has developed two antigen specific therapies, using DNA vaccines, for MS and type 1 diabetes. He was senior author on the seminal 1992 Nature article that reported the key role of a particular integrin in brain inflammation. This research led to the development of the drug Tysabri, which is used to treat patients with MS and Crohn’s disease.

About Tiziana Life Sciences, Ltd.

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Contact:

Investors:

Irina Koffler

LifeSci Advisors

Tel: (646) 970-4681

ikoffler@lifesciadvisors.com

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

info@tizianalifesciences.com

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